Exhibit A

Ceragon’s Versatile IP-20 Platform Selected by a Leading Telecommunications
Service Provider for Multiple Wireless Backhaul Network Projects
February 3, 2015

Ceragon’s Versatile IP-20 Platform Selected by a Leading Telecommunications
Service Provider for Multiple Wireless Backhaul Network Projects

IP-20 Platform Addressing Multiple Backhaul Challenges including a Wireless Backbone
Network in the Caribbean

Paramus, New Jersey, February 3, 2015 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist today announced that its IP-20 platform was selected by a large mobile telecommunications service provider for a variety of projects in multiple regions. This versatile platform is addressing diverse requirements, including a mobile network backbone, as well as security and enterprise connectivity.  Ceragon has shipped over $7 million worth of IP-20 equipment to this customer, primarily during the second half of 2014 – mainly for a wireless backbone network in the Caribbean to support high quality user experience over 4G/LTE and LTE-A services – all with a fast and simple network modernization and expansion program.

“Being selected by this customer to address its diverse needs across several regions, once again demonstrates that our IP-20 platform is the solution of choice for the most demanding operators looking for ultra-high capacity, highly reliable, and future proof networks for a variety of hauling applications,” said Ira Palti, president and CEO of Ceragon. “We have received additional orders from this valued customer in the first quarter, and we look forward to supporting their variety of wireless backhaul needs as they continue expanding rapidly.”

About Ceragon IP-20 Platform

The IP-20 Long-Haul is part of the IP-20 platform, is a modular state-of-the-art long haul radio solution that enables operators to deliver multi-gigabit capacity in a reliable and cost effective way. All IP-20 platform products offer a complete solution for full-packet and hybrid services, enabling a wide range of new capabilities that address the diverse needs of mobile operators, ISPs, utilities, large enterprises and private networks.

Ceragon’s Versatile IP-20 Platform Selected by a Leading Telecommunications
Service Provider for Multiple Wireless Backhaul Network Projects
February 3, 2015

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers. Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks. As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Media Contact:	Company Contact:	Investor Contact:
Justine Schneider	Tanya Solomon	Claudia Gatlin
Calysto Communications	Ceragon Networks
Tel: +1-(404) 266 2060 x507	Tel: +972-3-543-1163	Tel. +1-(212)-830-9080
jschneider@calysto.com	tanyas@ceragon.com	claudiag@ceragon.com
Safe Harbor

This press release contains statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: projections of capital expenditures and liquidity, competitive pressures, revenues, growth prospects, product development, financial resources, restructuring costs, cost savings and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “expects,” “intends,” “potential” or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with the purported class action litigation; risks associated with increased working capital needs; risks associated with the ability of Ceragon to meet its liquidity needs; the risk that sales of Ceragon’s new IP-20 products will not meet expectations; risks associated with doing business in Latin America, including currency export controls and recent economic concerns; risks relating to the concentration of our business in the Asia Pacific region and in developing nations; the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities; and other risks and uncertainties detailed from time to time in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.